SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                    FORM 11-K

                                   (Mark One)


[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

           For the fiscal year ended                          December 31, 1998

                                                          or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

           For the transition period from          __________ to __________

Commission file number:                     001-12351


                             METRIS RETIREMENT PLAN
                              METRIS COMPANIES INC.
       600 South Highway 169, Suite 1800, St. Louis Park, Minnesota 55426

Financial Statements and Exhibits

(a)      Financial Statements

        The Metris Retirement Plan (the "Plan") became effective as of January 1, 1997. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 1998 and 1997.

(b)      Exhibit

         (1)      Consent of Independent Auditors


                                                      SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
                                       Metris Retirement Plan
                                       ----------------------
                                      (Name of Plan)




                                       By: /s/Jean C. Benson
                                              Jean C. Benson
                                              on behalf of the Benefits
                                              Committee, as Plan
                                              Administrator
Dated:  June 24, 1999

                             Metris Retirement Plan


                 Financial Statements and Supplemental Schedules


                           December 31, 1998 and 1997

                                TABLE OF CONTENTS






Independent Auditors' Report.................................................1

Statement of Net Assets Available for Benefits as of December 31, 1998.......2

Statement of Net Assets Available for Benefits as of December 31, 1997.......3

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 1998............................................................4

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 1997............................................................5

Notes to the Financial Statements............................................6

Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes .....9

Schedule II -Item 27d - Schedule of Reportable Transactions.................10

                          Independent Auditors' Report



     The Plan Administrator
     Metris Retirement Plan:


     We have audited the accompanying statements of net assets available for benefits of the Metris Retirement Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (listed in the accompanying table of contents) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



     /s/  KPMG Peat Marwick LLP



     KPMG Peat Marwick LLP
     Minneapolis, Minnesota
     June 6, 1999



                                                        Metris Retirement Plan

                                            Statement of Net Assets Available for Benefits

                                                           December 31, 1998



                                                                                 Prime                     Metris Companies Inc.
                                      Loan   Balanced  Equity   Large Cap     Obligation   I'ntl    Mid Cap   Common Stock
                                     Account   Fund    Fund      Value Fund      Fund      Fund    Value Fund      Fund       Total

Investments, at fair value:
   Mutualfunds of trustee bank ..   $     0  $531,797 $1,257,405   $1,428,823   $476,483 $113,356   $208,865   $145,534   $4,162,263
   Metris Companies Inc. ........
   Common Stock .................         0         0          0            0          0        0          0    668,559      668,559
   Participant loans ............    71,955         0          0            0          0        0          0          0       71,955
                                     ------  ---------  ----------   --------   -------- --------   --------   ----------   ------
     Total Investments ..........    71,955   531,797  1,257,405    1,428,823    476,483  113,356    208,865    814,093    4,902,777

Accrued income ..................         0         0          0            0      1,874        0          0          0        1,874

Total assets held by trustee ....    71,955   531,797  1,257,405    1,428,823    478,357  113,356    208,865    814,093    4,904,651
                                    -------  ---------  ----------   --------   -------- --------   --------   ----------   ------
Contributions receivable:

     Employer ...................         0     2,334      4,766        5,636      2,795      689      1,681      3,105       21,006
     Employees ..................         0     9,740     20,535       19,773      7,535    4,395      8,348     19,989       90,315
                                    -------  ---------  ----------   --------   -------- --------   --------   ----------   ------
Net assets available for benefits   $71,955  $543,871 $1,282,706   $1,454,232   $488,687 $118,440   $218,894   $837,187   $5,015,972
                                    =======  ======== ==========   ==========   ======== ========   ========   ========   ==========


                                          See Accompanying Notes to the Financial Statements




                                                        Metris Retirement Plan

                                            Statement of Net Assets Available for Benefits

                                                           December 31, 1997


                                                           Equity                Prime
                                       Loan    Balanced     Index    Large Cap  Obligation
                                      Account    Fund       Fund     Value Fund   Fund        Total
Investments, at fair value:
Mutual funds of trustee bank ......   $    0   $220,449   $390,127   $633,681   $112,903   $1,357,160
Participant loans .................    1,792          0          0          0          0        1,792
  Total Investments ...............    1,792    220,449    390,127    633,681    112,903    1,358,952
                                       -----    -------    -------    -------    -------    ---------

Accrued income ....................        0          0          0          0        530          530
                                       -----    -------    -------    -------    -------    ---------
  Total assets held by trustee ....    1,792    220,449    390,127    633,681    113,433    1,359,482

Contributions receivable:
  Employer ........................        0      1,741      2,913      5,375      1,283       11,312
  Employees .......................        0      4,353      7,677     13,795      3,081       28,906
                                       -----    -------    -------    -------    -------    ---------
  Net assets available for benefits   $1,792   $226,543   $400,717   $652,851   $117,797   $1,399,700
                                      ======   ========   ========   ========   ========   ==========



                                          See Accompanying Notes to the Financial Statements



                                                        Metris Retirement Plan

                                       Statement of Changes in Net Assets Available for Benefits

                                                     Year Ended December 31, 1998

                                                                                                  Prime
                                                  Loan    Balanced    Equity Index   Large Cap  Obligation  International
                                                 Account    Fund          Fund       Value Fund    Fund         Fund
Contributions:
     Employer .............................   $       0    $  97,434    $   180,200  $   292,952    $ 143,132 $   7,759
     Employees ............................           0      164,247        358,762      444,220      145,004    60,429
Rollovers .................................           0      114,858        288,253      231,565      225,737    54,095
Loan repayments ...........................     (18,725)       2,635          1,873        9,776        3,698       213

Investment income:
     Dividends ............................           0       11,711         10,257       13,987            0       626
     Interest .............................       2,479            0              0            0       16,206         0
     Net appreciation
         (depreciation) in fair value .....           0       27,913        196,586       80,230            0     7,468
                                                  -----       ------        -------       ------        ------      -----
           Total investment income ...            2,479       39,624        206,843       94,217        16,206      8,094

Benefits paid to participants .............      (8,191)     (67,492)      (127,853)    (157,111)     (52,034)   (7,421)
New loans .................................      94,600      (15,345)       (17,947)     (27,257)     (25,385)   (3,846)
Transfers between funds, net ..............           0      (18,633)        (8,142)     (86,981)     (85,468)     (883)
                                                  -----       ------        -------       ------        ------      -----
     Increase in net assets
         available for benefits......            70,163      317,328        881,989      801,381      370,890   118,440

Net assets available for
    benefits:
     Beginning of year ....................       1,792      226,543        400,717      652,851      117,797         0
                                                  -----       ------        -------       ------        ------      -----
     End of year ..........................   $  71,955    $ 543,871    $ 1,282,706    $ 1,454,232    $ 488,687 $ 118,440
                                              =========    =========    ===========    ===========    ========= =========


                                              Mid Cap   Metris Companies Inc.
                                            Value Fund   Common Stock Fund   Total
Contributions:
     Employer .............................   $  21,570     $ 34,406    $   777,453
     Employees ............................     139,251      231,189      1,543,102
Rollovers .................................      87,338      281,976      1,283,822
Loan repayments ...........................          41          489              0


Investment income:
     Dividends ............................         604            0         37,185
     Interest .............................           0            0         18,685
     Net appreciation                           (15,318)     113,560        410,439
         (depreciation) in fair value .....     (14,714)     113,560        466,309
                                                -------      -------        -------
           Total investment income ...          (10,828)     (23,484)      (454,414)

Benefits paid to participants .............      (1,798)      (3,022)              0
New loans .................................
Transfers between funds, net ..............      (1,966)     202,073               0
                                                -------      -------        -------
     Increase in net assets
         available for benefits......           218,894      837,187       3,616,272


Net assets available for benefits:
     Beginning of year ....................           0            0       1,399,700
                                                -------      -------        -------
     End of year ..........................   $ 218,894     $837,187    $   5,015,97
                                              =========     ========    ============


               See Accompanying Notes to the Financial Statements




                                                        Metris Retirement Plan

                                       Statement of Changes in Net Assets Available for Benefits

                                                     Year Ended December 31, 1997
                                                                                                   Prime
                                                 Loan     Balanced    Equity Index  Large Cap    Obligation
                                                Account    Fund          Fund      Value Fund      Fund         Total
Contributions:
     Employer ............................... $      0   $  46,811    $  83,067    $ 151,267    $  30,167    $   311,312
     Employees ..............................        0     113,989      210,508      387,148       71,260        782,905
Rollovers ...................................    2,584      58,921       60,682       74,151       33,230        229,568
Loan repayments .............................     (792)          0            0          416          376              0

Investment income:
     Dividends ..............................        0       3,852        3,696        4,835            0         12,383
     Interest ...............................        0      14,403       25,872       77,309        3,423        121,007
     Net appreciation
       (depreciation) in fair value .........        0         971       24,079      (21,013)           0          4,037
                                                 -----     -------      -------      -------      -------      ---------
               Total investment income ......        0      19,226       53,647       61,131        3,423        137,427

Benefits paid to participants ...............        0      (9,669)     (14,184)     (27,397)     (10,262)       (61,512)
New loans ...................................        0           0            0            0            0              0
Transfers between funds, net ................        0      (2,735)       6,997        6,135      (10,397)             0
                                                 -----     -------      -------      -------      -------      ---------
      Increase in net assets available ......
         for benefits                            1,792     226,543      400,717      652,851      117,797      1,399,700

Net assets available for benefits: ..........
     Beginning of year                               0           0            0            0            0              0
                                                 -----     -------      -------      -------      -------      ---------
     End of year ............................   $1,792   $ 226,543    $ 400,717    $ 652,851    $ 117,797    $ 1,399,700
                                                ======   =========    =========    =========    =========    ===========


                                          See Accompanying Notes to the Financial Statements

                             METRIS RETIREMENT PLAN

                          Notes to Financial Statements
                           December 31, 1998 and 1997

(1) Summary Description of the Plan

The following description of the Metris Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan, which commenced activity on January 1, 1997, is a defined contribution profit sharing plan sponsored and administrated by Metris Companies Inc. and subsidiaries (the "Company").

The Plan was modified as of January 1, 1998, to allow participants to obtain loans equal to 50% of their vested account balance. The minimum loan amount is $1,000. Two new investment fund options were also added to the Plan, as well as the Metris Companies Inc. Common Stock Fund. The eligibility requirements for Plan participation were amended to allow Company employees to enroll in the Plan on the first day of the month following employment. Previously participants were eligible to receive Company matching contributions after 12 months of service in which they have worked 1,000 hours. The Plan was also amended to allow the Company to use non-vested Company matching contributions forfeited by terminated participants to first reduce Plan administrative expenses and then future employer contributions. Prior to the modification of the agreement, an employee was not able to participate in the Plan until after completing 12 months of service in which the employee had worked 1,000 hours.

Employees may contribute from one to fifteen percent of their compensation before federal income taxes to the Plan through payroll deductions. For each plan year, the Company is required to make a matching contribution equal to 50% of an employees contribution up to 6% of their Recognized Compensation. The Employer matching contribution will be credited to the participants Employer
Matching Account. The Company may also elect to make discretionary matching contributions and discretionary profit sharing contributions to the Plan. The discretionary matching contribution will equal a percentage, as determined by its Board of Directors, of the participants retirement savings contributions for the Plan year and will be credited to the Employer Contribution Account. The Company may elect to make a discretionary profit sharing contribution to the Plan, in an amount determined by its Board of Directors. Any employee who is eligible to participate in the plan, will have credited to their Employer Contributions Account, an amount in the proportion which their Recognized Compensation bears to the total Recognized Compensation of all those who are eligible to participate in the Plan. Amounts credited to the participant's Employer Matching Account will be 100% vested upon contribution, while those amounts credited to the participant's Employer Contributions Account will vest ratably over three years of service. In the event of a participant's death, disability, or retirement, all Company contributions are 100% vested.

Participants may change investment elections on any day during the month. The investment options available are the First American Balanced Fund, First American Equity Index Fund, First American Large Cap Value Fund, First American Prime Obligation Fund, First American International Fund, First American Mid Cap Value Fund and the Metris Companies Inc. Common Stock Fund. The last three investment options were added to the Plan during 1998.

Participants in the modified Metris Retirement Plan have the option of borrowing against their account balances. Prior to this modification, participants in the Direct Merchants Credit Card Bank 401K Retirement Plan ("DMCCB Plan") had the option of borrowing against their vested account balances in amounts and under terms provided in the DMCCB Plan. This plan was rolled over into the Metris Retirement Plan during the 1997 plan year, with amounts borrowed from the DMCCB Plan reflected as loans receivable in the Loan Account in the financial statements of the Metris Retirement Plan for the year ended December 31, 1997.

Benefits may be distributed as follow:

         Withdrawals during employment from employee and vested Company matching contributions are permitted only if financial hardship is demonstrated and other financial resources are not available. Hardship withdrawals are made in compliance with provisions established by the Internal Revenue Service (IRS).

         The participants can choose when their vested benefits are distributed after employment terminates or the age of 59 1/2 is attained. If the amount of vested benefits is $5,000 or less, payment will be made as of the first valuation date following the date employment ended.

                             METRIS RETIREMENT PLAN



(2)  Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis and include the following significant accounting policies:

Investments

Under the terms of the trust agreement, the trustee manages the investments on behalf of the Plan. The trustee has been granted discretionary authority concerning purchases and sales of investments in the funds and custodial responsibility for most of the Plan's assets.

The fair value of investments held is based on published market quotations on the last business day of the year. Participant loans are valued at cost, which approximates fair value. Dividend and interest income from trustee-managed investment funds is recorded as accrued. Realized investment gains and losses are determined using the specific-identification method. Purchases and sales of securities are recorded on a trade-date basis.

Expenses

All Plan and trust expenses, except for investment management fees and brokerage commissions of the mutual funds, are paid by the Company.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and changes in net assets available for plan benefits for the reporting period. Actual results could differ significantly from those estimates.

(3)  Investments

The following investments, stated at fair value, exceeded 5% of the Plan's end of year net assets:


                                                December 31,
                                              1998        1997

First American Balanced Fund ..........   $  531,797   $220,449
First American Equity Index Fund ......    1,257,405    390,127
First American Large Cap Value Fund ...    1,428,823    633,681
First American Prime Obligation Fund ..      476,483    112,903
Metris Companies Inc. Common Stock Fund      814,093         --


(4)  Tax Status

The IRS has determined and informed the Company by a letter dated October 20, 1998 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code.

(5)      Obligation for Retirement Benefits

Although the Company has not expressed any intent to terminate the plan agreement, it may do so at any time, subject to such provisions of the law as may be applicable. In the event that the Plan is terminated, all participants will be fully vested.
                             METRIS RETIREMENT PLAN


The Company's contributions are designed to accumulate funds needed to provide retirement benefits to its employees. The Plan does not provide for a predetermined retirement income.

(6)  Party-in-interest Transactions

Transactions resulting in plan assets being transferred to or used by a related party are prohibited under the Pension Reform Act (the Act) unless a specific exemption applies. US Bank Trust National Association is a party-in-interest as defined by the Act as a result of its investing plan assets in its mutual fund. However, such transactions are exempt under Section 408(b)(8) and are not prohibited by the Act.

                                                                     Schedule I


                             METRIS RETIREMENT PLAN

            Item 27a-Schedule of Assets Held for Investment Purposes

                                                      December 31, 1998

                                               Shares         Cost    Fair Value

Loan Account (8.75% to 9.5%) ............                $   71,955  $   71,955

First American Balanced Fund * ..........       39,218      559,809     531,797

First American Equity Index Fund * ......       51,428    1,079,049   1,257,405

First American Large Cap Value Fund * ...       64,130    1,555,499   1,428,823

First American Prime Obligation Fund * ..      476,485      476,483     476,483

First American International Fund * .....        8,220      109,995     113,356

First American Mid Cap Value Fund * .....       14,876      252,487     208,865

Metris Companies Inc. Common Stock Fund *       57,411      694,466     814,093
                                                            -------     -------

Total ...................................                $4,799,743  $4,902,777
                                                         ==========  ==========


*Party-in-interest investment.

See accompanying independent auditors' report.




                                                                                          Schedule II


                                                        METRIS RETIREMENT PLAN

                                             Item 27d-Schedule of Reportable Transactions

                                                     Year Ended December 31, 1998

                                            Number of
Identity of party   Description of Asset    Purchases  Sales   Purchases        Sales   Net Gain (Loss)

US Bank Trust National Association*
                  First American
                   Balanced Fund ........         82     68   $  458,674   $   121,094   $    2,283

                  First American Equity
                    Index Fund ..........        106    101      926,942       235,238       19,746

                  First American
                    Large Cap Value Fund          99    104    1,254,075       341,355      (13,655)

                  First American Prime
                    Obligation Fund .....        102     92      546,351       182,769            0

                  First American
                     International Fund .         68     44      137,705         27,202        (507)

                  First American Mid Cap
                    Value Fund ..........         83     51      319,778         60,946      (6,345)

Metris Companies Inc. Common Stock Fund *        106     44      828,995        119,477     (15,052)
                                                 ---     --      -------        -------     -------
Total ...................................        646    504   $4,472,520   $   1,088,081 $  (13,530)
                                                 ===    ===   ==========   ============= ==========

*Party-in-interest transaction.

See accompanying independent auditors' report.


                                                                     Exhibit 1






                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS





The Board of Directors
Metris Companies Inc.:


We consent to the incorporation by reference of our report dated June 6, 1999 in the registration statement (No. 333-42529) on Form S-8 of Metris Companies Inc. and the use of such report in the annual report on Form 11-K of Metris Companies Inc. Such report relates to the statements of net assets available for benefits of the Metris Retirement Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1998 and the related schedules as of and for the year ended December 31, 1998.


/s/  KPMG Peat Marwick LLP


KPMG Peat Marwick LLP
Minneapolis, Minnesota
June 24, 1999